DLA Piper US LLP
4365 Executive Drive, Suite 1100 San Diego, California 92121-2133
www.dlapiper.com

Douglas J. Rein
doug.rein@dlapiper.com
T 858.677.1443
F 858.638.5043

July 12, 2007
Via EDGAR

Mr. Brian Bhandari
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	HLS Systems International Ltd.
Registration Statement on Form S-4
File No. 333-132826

Dear Mr. Bhandari:

We are writing on behalf of Chardan North China Acquisition Corporation (“Chardan”) to provide amplifying information about the analysis made relating to the accounting for the transaction in which Advance Pacific Holdings (“APH”) acquired shares of Gifted Time Holdings (“GTH”) in December 2006.

We appreciate the opportunity to discuss these issues with you on July 6. Based on that phone call, we understand that the facts and circumstances of that transaction give rise to two questions: First, did an acquisition of GTH that is subject to SFAS 141 occur, and, if so, did control of GTH change as a result of that acquisition?

As described in the S-4 Registration Statement, the proposed consideration for the acquisition of all of the common stock of GTH by Chardan was $30 million in cash and 22.2 million shares of Chardan common stock. The owners of GTH had anticipated receiving most of the $30 million of cash consideration payable in connection with the Chardan transaction prior to the end of 2006. That timing was important to them as they had various outside obligations to meet. By late November, it was apparent that the stock purchase could not be completed by year end. In order to preserve the opportunity to acquire the GTH stock for Chardan’s stockholders, Chardan agreed to allow a series of transactions that would ultimately preserve the economic benefit of the Chardan stock purchase for the original GTH Stockholders while providing them with current access to the cash portion of the consideration before the end of 2006.

This series of transactions included a debt and equity financing in the total amount of $30 million into GTH (the “Bridge Loan”). Prior to consummation of the Bridge Loan, APH, an entity wholly owned by Ka Wa Cheng, acquired the equity interests of GTH (the “Equity Interests”) that until then had been owned by the seven BVI companies (the “GTH Stockholders”).1  Ka Wa Cheng was a school classmate of Qiao Li, Chairperson of HollySys and one of the indirect owners of GTH. Prior to the consummation of the Bridge Loan transaction, GTH created a series of preferred shares (which were sold to the investors making the Bridge Loan), which resulted in the Equity Interests being diluted from full ownership to approximately 95% of the outstanding equity interests of GTH.

1 As discussed in our phone call on Friday, July 6, there was an intermediate transaction by which the Equity Interests were first transferred to OSCAF before the transfer to APH, but for purposes of this discussion, that transaction is not material and it is, therefore, disregarded.

Mr. Brian Bhandari
July 12, 2007
Page Two

The bridge notes carry an interest rate of 10% per annum. Other than its ownership interests in HollySys, GTH has no assets. For that reason, APH guaranteed the repayment of the bridge loans and secured that guarantee with a pledge of the Equity Interests, its only assets. Consequently, the bridge lenders do not have any recourse for repayment of their loan other than resorting to the Equity Interests.

The consideration paid by APH for the Equity Interests was two promissory notes. One was for $30 million (which was paid with the proceeds of the Bridge Loan that GTH had in turn loaned to APH). APH is depending on the cash consideration payable to it upon the closing of the Chardan stock purchase to repay this $30 million loan from GTH, the terms of which take into account that less than the entire $30 million may be paid at the closing of the Chardan stock purchase transaction. APH has already assigned to GTH its right to receive those payments from the sale of the Equity Interests and instructed Chardan that funds otherwise payable to it on closing of the Chardan stock purchase should instead be paid as a credit against the $30 million note issued to GTH by APH. In the event that the Chardan stock purchase does not occur, the repayment of the Bridge Loan is guaranteed by APH, but the sole recourse for that guarantee is a pledge of the Equity Interests in GTH.

The second promissory note is a $200 million note (the “$200 Million Note”) that remains outstanding. As the $30 million note and the $30 million in cash consideration payable in connection with the Chardan stock purchase offset2 , the result is that APH has agreed to pay $200 million for the Equity Interests which, in the event that the Chardan stock purchase closes, will be converted into 22.2 million shares of Chardan’s merger subsidiary, HLS Systems, Ltd. (“HLS”). On December 20, 2006, Chardan’s stock closed at a price of $7.34, reflecting a theoretical aggregate value of about $163 million (approximately the same value as the stock had on Friday, July 6, 2007, when it closed at $7.36).3

2 There is interest on the APH note held by GTH, but in the event that APH defaults on the $200 Million Note, it will not have the assets needed to pay that interest.
3 As discussed below, the actual value of that stock is, for a variety of reasons, likely substantially less than that amount.

Mr. Brian Bhandari
July 12, 2007
Page Three

The $200 Million Note has a maturity date of September 15, 2007, approximately one month after the current August 10, 2007 deadline for Chardan to complete its business combination before having to dissolve.4  In the event that APH defaults on the $200 Million Note, its obligations under that note will be satisfied in full by returning ownership of the Equity Interests if the Chardan transaction has not closed (or the HLS stock if the Chardan transaction has closed) to the GTH Stockholders.

Has a “Purchase” Occurred?

The threshold issue to address in deciding how to present the financial statements of GTH in light of the foregoing series of transactions is whether a business combination that would give rise to the application of purchase accounting for the APH acquisition of the Equity Interests has occurred.

Chardan understands that accounting rules require that the substance of a transaction as well as the legal form of the transaction needs to be considered in determining the appropriate accounting and to avoid the structuring of a transaction to achieve a specific accounting result. The APH purchase of the Equity Interests was legally structured as an acquisition, however, the purchaser has not entered into a substantive transaction from an accounting perspective. Under those circumstances, Chardan (and GTH) believes it is more appropriate to disregard the purported “purchase” of the Equity Interests in presenting the financial statements of GTH at this point.

Most significant in this regard is the non-recourse nature of the notes that APH gave as consideration for the Equity Interests. APH did not have to hold or acquire any capital to enter into this transaction, other than the $30 million it borrowed from GTH. The structure enabled APH to pay that $30 million note with the proceeds from the Bridge Loan, which APH can, in turn, repay with the cash consideration payable in the Chardan stock purchase.5

4 As discussed with SEC staff during the phone call on July 6, 2007, Chardan intends to seek stockholder approval to extend the date by which it must complete a business combination beyond August 10, 2007. In coordination with that, the $200 Million Note has been amended to provide, in effect, that in the event that the extension is approved, the $200 Million Note will be due and payable in full on the later of thirty days after the closing of the Chardan stock purchase or upon the termination of the stock purchase agreement.

5 Although what happens in the event that the Chardan stock purchase does not occur is not significant, even if the $30 million in cash consideration is not paid to APH for that reason, the GTH stock representing the Equity Interests has been pledged to secure repayment of the Bridge Loan. As a result, APH has no need to contribute any capital even to satisfy the $30 million loan obligation to GTH.

Mr. Brian Bhandari
July 12, 2007
Page Four

The $200 Million Note is “non-recourse,” in that the only thing needed to discharge (and in fact the only alternative available to the GTH Stockholders if APH defaults on the note) is the return of the Equity Interests that the note was used to acquire. In other accounting literature (stock compensation, for example) transactions that are based on non-recourse financing are treated as options to purchase, rather than as an actual purchase, as the purchaser does not have anything at risk in the transaction.

The $200 Million Note and the associated transactions have several features that make it more probable that APH will default (triggering a transfer of the Equity Interests (or shares of HLS) to the GTH Stockholders) on the note than pay it. These include the following:

•	The value of the stock to be acquired by APH in the Chardan stock purchase was, at the date of the note, approximately $163 million.

•
The value of that same stock today, based on the closing price of Chardan stock on July 6, 2007, was about the same, $163.4 million. That is still $37 million less than is needed to repay the note, and about $47 million less if 6 months of interest is included.

•	Those calculations assume that the entire block of 22.2 million shares of HLS would be valued at the current share price, but that is unlikely for a variety of reasons, which include:

o	The stock representing the Equity Interests will be unregistered. None of it will be tradable under Rule 144 by the time that the $200 Million Note comes due.

o	That stock will also be held by an affiliate of GTH, further restricting the ability to sell it under insider trading rules, even if registered.

o
Even if a substantial portion of the stock could be sold into the market, doing so would most likely drive the price down significantly, given the average volume of trading that the stock has seen (less than 10,000 shares per day for the past three months).

Mr. Brian Bhandari
July 12, 2007
Page Five

o
As security for a loan, the stock would likely justify borrowing of only a portion of its per share market value, based on US commercial lending practices, making the availability of substitute financing to pay off the entire $200 Million Note highly unlikely.

Under the circumstances described above, GTH believes that the decision to disregard the APH “purchase” of the Equity Interests is the better accounting approach. The company’s auditors, BDO Reanda, concur with this accounting. Of course, the ability of APH to perform under the $200 Million Note, however unlikely, cannot be ruled out completely. As the non-recourse note is treated as an option, should the cash be paid under the note (in substance the option exercised) purchase accounting would, in such a case, be applied to the financial statements of GTH at that time.

Given the prospect for this accounting change to occur, the company will clarify its basis for treating the acquisition with a non-recourse note as an option to purchase the business in the financial statements and the forepart of the S-4.

Has there been a Transfer of Control?

Alternatively, the company also assessed whether a change in control at GTH had occurred. The company does not believe that a change in control that would trigger the application of purchase accounting to GTH has occurred if the legal form of the transaction and intention of the parties is considered.

APH was chosen to participate in this series of transactions because its principal, Ka Wa Cheng, was known to Mme. Qiao. APH is not familiar with the basic operational and financial requirements of HollySys, and Ka Wa Cheng is not a resident of China, so it would be even more difficult for him to exercise control over GTH or HollySys. At the time of the transfer of the Equity Interests to APH, there was an understanding between Mme. Qiao and Ka Wa Cheng, on behalf of APH, that control over GTH would remain with Mme. Qiao and Wang Changli, the President of HollySys and another of the GTH Stockholders. Consistent with that understanding, since the transfer of the Equity Interests to APH, neither APH nor Ka Wa Cheng has implemented any changes in policy or made any changes in operational or financial matters.

The parties have since entered into an agreement that memorializes their original intention, a copy of which is provided with this response. As the recitations in the agreement make clear, Qiao Li and Wang Changli had the purpose of ensuring that, in the event that the Equity Interests reverted to them (among others) should APH default on the $200 Million Note, the value of the Equity Interests would not be impaired by the actions of APH or Ka Wa Cheng, who did not have experience in a business such as HollySys, in the interim.

Mr. Brian Bhandari
July 12, 2007
Page Six

On that basis, control of GTH for purposes of SFAS 141 has not shifted to Ka Wa Cheng or APH, but remains with Qiao Li and Wang Changli, two of the seven original GTH Stockholders. Indeed, Wang Changli, as the person accorded voting rights under various voting agreements, previously exercised, and with Qiao Li continues to exercise, control over GTH.

Summary

The legal “acquisition” of GTH shares by APH was not treated as a business combination for accounting purposes as no substantive transaction occurred. The cash for the $30 million note that was paid by APH to the GTH Stockholders was funded by a loan from GTH which received the cash from the Bridge Loan. APH does not have the resources to repay that loan, which will be satisfied, when due, either from the cash consideration payable in the Chardan transaction or by the Equity Interests, which have been pledged to secure repayment of the Bridge Loan. The $200 million non-recourse note is treated for accounting purposes as an option to purchase GTH. On the basis of the facts and circumstances described above, management determined (and BDO Reanda concurred) that it was consistent with GAAP to look at the substance of the transaction and to disregard for accounting purposes the legal form of the APH acquisition of the Equity Interests. Further supporting that position is the fact that at the time of the legal transaction related to the Equity Interests, the parties had an understanding that Ka Wa Cheng would not implement any significant changes in policy or make any significant changes in financial and operational matters, confirmed by the subsequent voting agreement that he and APH entered into with Qiao Li. Wang Changli and Qiao Li exercised control over GTH before the transaction, and they continue to exercise control now.

If, contrary to expectations, APH performs under the $200 Million Note, purchase accounting would be applied at that time.

We appreciate your willingness to consider these points prior to issuing a comment letter on the most recent filing.

Mr. Brian Bhandari
July 12, 2007
Page Seven

If you need additional information or would like to discuss this information on a phone call, please let me know.

Very truly yours,

DLA Piper US LLP

/s/ Douglas J. Rein

Douglas J. Rein
Partner

Admitted in California

GT\6537947.5
359907-1

VOTING AGREEMENT

This Voting Agreement (the "Agreement") is entered into this 5th day of July 2007 by and between Advance Pacific Holdings, Limited ("APH"), Ka Wa Cheng ("Cheng"), the sole director and chief executive officer of APH, and Qiao Li, a citizen of the Peoples Republic of China.

WHEREAS, APH is the controlling shareholder of Gifted Time Holdings, Limited ("Gifted Time Holdings"), a British Virgin Islands company that in turn holds a controlling interest in each of two Chinese companies, Beijing HollySys and Hangzhou HollySys; and

WHEREAS, in order to retain its ownership of Gifted Time Holdings, APH must timely meet its obligations to pay a note made by it to OSCAF International, Limited ("OSCAF"), the sole director and officer of which is Qiao Li, which note is in the face amount of $200 million (the "$200 Million Note"); and

WHEREAS, APH has entered into a stock purchase agreement with Chardan North China Acquisition Corporation ("Chardan North"), pursuant to which APH will sell its interest in Gifted Time Holdings to Chardan North; and

WHEREAS, upon the acquisition of Gifted Time Holdings by APH, it was the intention and agreement of the parties that APH would not exercise control over Gifted Time Holdings and, in furtherance of that intention, APH retained the officers and managers of the operating companies controlled by Gifted Time Holdings; and

WHEREAS, upon the acquisition of Gifted Time Holdings by APH, the parties agreed that APH would not implement major operational or financial policy decisions, incur debt, sell assets or change management of Gifted Time Holdings or its operating companies without the consent of Qiao Li and Wang Changli, whose continued participation in the management of Gifted Time Holdings and the operating companies that it controlled was understood to be a condition of the APH acquisition of the stock of Gifted Time Holdings in order to preserve the value of the Gifted Time Holdings stock in the event of its reversion to OSCAF, among other reasons; and

WHEREAS, the parties desire to memorialize the understanding that they had reached in the course of their discussions and agreement regarding the acquisition of Gifted Time Holdings by APH by entering into this agreement to provide for Qiao Li and Wang Changli (who collectively were in control of Gifted Time Holdings before its acquisition by APH) to continue to exercise control of Gifted Time Holdings and its operating companies; and

WHEREAS, APH wishes to have Qiao Li serve as a member of the board of Gifted Time Holdings effectively immediately and to serve as the chairman of Gifted Time Holdings; and

WHEREAS, Qiao Li is willing to do so, provided that she receives from APH the authority to appoint the board of directors of Gifted Time Holdings from the date of this agreement until APH has met its obligations under the $200 Million Note;

NOW, THEREFORE, APH, Cheng and Qiao Li agree as follows:

1. APH will appoint Qiao Li as a director of Gifted Time Holdings, and upon the effective time of such appointment, Cheng will resign from his position as the sole director of Gifted Time Holdings.

2. Cheng will resign his position as chief executive officer of Gifted Time Holdings, his successor to be appointed by the board of directors as constituted by Qiao Li pursuant to Section 1, above and Section 3, below.

3. APH hereby assigns to Qiao Li, and Qiao Li accepts the assignment, of all of APH's authority and right to appoint members of the board of directors of Gifted Time Holdings that are held by APH pursuant to the Memorandum and Articles of Association of Gifted Time Holdings, and Qiao Li agrees that she will appoint herself and Dr. Wang Changli as directors of Gifted Time Holdings.

4.The rights of Qiao Li under Section 3 shall remain in effect until she chooses to relinquish them or until APH sells its shares of Gifted Time Holdings (whichever occurs first), provided that if APH shall default on its obligations under the $200 Million Note and the APH ownership interest in Gifted Time Holdings reverts to OSCAF, this agreement shall terminate immediately.

5. The parties agree that monetary damages would not be adequate in the event of any breach of this Agreement, and that this Agreement shall be specifically enforceable to the fullest extent permitted by law.

IN WITNESS WHEREOF, the parties have set their hands and seals as of the date first written above.

ADVANCE PACIFIC HOLDINGS, LIMITED

By: ______________________
Name: Ka Wa Cheng
Its: Chief Executive Officer

KA WA CHENG

____